UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GREEN DOT CORPORATION

(Name of issuer)

CLASS A COMMON STOCK

(Title of class of securities)

39304D102

(CUSIP number)

12/31/11

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 39304D102	Page 2 of 14 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL FRANCHISE FUND, L.P. (“SCFF”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3324307
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,488,099[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 2,488,099[1]
(9)	Aggregate amount beneficially owned by each reporting person 2,488,099[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 8.2% [2]
(12)	Type of reporting person (see instructions) PN

[1]

Excludes 5,290 shares of the Issuer’s Series A Convertible Junior Participating Non-Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”). Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

[2]	The percentage is based upon 30,161,742 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 39304D102	Page 3 of 14 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL FRANCHISE PARTNERS, L.P. (“SCFP”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3330616
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 339,650[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 339,650[1]
(9)	Aggregate amount beneficially owned by each reporting person 339,650[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.1%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Excludes 721 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

[2]	The percentage is based upon 30,161,742 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 39304D102	Page 4 of 14 Pages

(1)	Names of reporting persons SCFF MANAGEMENT, LLC (“SCFF LLC”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 94-3324306
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,827,749 shares of which 2,488,099 shares are directly held by SCFF and 339,650 shares are directly held by SCFP. SCFF LLC is the General Partner of each of SCFF and SCFP.[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 2,827,749 shares of which 2,488,099 shares are directly held by SCFF and 339,650 shares are directly held by SCFP. SCFF LLC is the General Partner of each of SCFF and SCFP.[1]
(9)	Aggregate amount beneficially owned by each reporting person 2,827,749[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 9.4%[2]
(12)	Type of reporting person (see instructions) OO

[1]

Excludes 6,011 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

[2]	The percentage is based upon 30,161,742 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 39304D102	Page 5 of 14 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL U.S. GROWTH FUND IV, L.P. (“SCGF IV”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0589567
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 382,073[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 382,073[1]
(9)	Aggregate amount beneficially owned by each reporting person 382,073[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.3%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Excludes 813 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

[2]	The percentage is based upon 30,161,742 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 39304D102	Page 6 of 14 Pages

(1)	Names of reporting persons SEQUOIA CAPITAL USGF PRINCIPALS FUND IV, L.P. (“SCGF IV PF”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0619227
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 16,872[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 16,872[1]
(9)	Aggregate amount beneficially owned by each reporting person 16,872[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.1%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Excludes 35 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

[2]	The percentage is based upon 30,161,742 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 39304D102	Page 7 of 14 Pages

(1)	Names of reporting persons SCGF IV MANAGEMENT, L.P. (“SCGF IV MGMT”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0589559
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6)

Shared voting power

398,945 shares of which 382,073 shares are directly held by SCGF IV and 16,872 shares are directly held by SCGF IV PF. SCGF IV MGMT is the General Partner of each of SCGF IV and SCGF IV PF.[1]

(7) Sole dispositive power 0
(8)

Shared dispositive power

398,945 shares of which 382,073 shares are directly held by SCGF IV and 16,872 shares are directly held by SCGF IV PF. SCGF IV MGMT is the General Partner of each of SCGF IV and SCGF IV PF.[1]

(9)	Aggregate amount beneficially owned by each reporting person 398,945[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.3%[2]
(12)	Type of reporting person (see instructions) PN

[1]

Excludes 848 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

[2]	The percentage is based upon 30,161,742 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 39304D102	Page 8 of 14 Pages

(1)	Names of reporting persons SCGF GENPAR, LTD. (“SCGF GP”) I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 98-0603717
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization CAYMAN ISLANDS
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 398,945 shares of which 382,073 shares are directly held by SCGF IV and 16,872 shares are directly held by SCGF IV PF. SCGF GP is the General Partner of SCGF IV MGMT.[1]
(7) Sole dispositive power 0
(8) Shared dispositive power 398,945 shares of which 382,073 shares are directly held by SCGF IV and 16,872 shares are directly held by SCGF IV PF. SCGF GP is the General Partner of SCGF IV MGMT.[1]
(9)	Aggregate amount beneficially owned by each reporting person 398,945[1]
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.3%[2]
(12)	Type of reporting person (see instructions) OO

[1]

Excludes 848 shares of the Issuer’s Series A Preferred Stock. Each share of the Issuer’s Series A Preferred Stock is non-voting and is convertible into one thousand shares of the Issuer’s Class A common stock only in connection with transfers to unaffiliated third parties.

[2]	The percentage is based upon 30,161,742 shares of the Issuer’s Class A common stock outstanding as of December 31, 2011.

SCHEDULE 13G

CUSIP No. 39304D102	Page 9 of 14 Pages

ITEM 1.

(a)	Name of Issuer: Green Dot Corporation

(b)	Address of Issuer’s Principal Executive Offices:

605 E. Huntington Drive, Suite 205

Monrovia, CA 91016

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital Franchise Fund, L.P.

Sequoia Capital Franchise Partners, L.P.

SCFF Management, LLC

Sequoia Capital U.S. Growth Fund IV, L.P.

Sequoia Capital USGF Principals Fund IV, L.P.

SCGF IV Management, L.P.

SCGF GenPar, Ltd.

SCFF LLC is the General Partner of each of SCFF and SCFP. SCGF IV MGMT is the General Partner of each of SCGF IV and SCGF IV PF. SCGF GP is the General Partner of SCGF IV MGMT.

(b)	Address of Principal Business Office or, if none, Residence:
3000	Sand Hill Road, 4-250
Menlo	Park, CA 94025

Citizenship:

SCFF LLC, SCFF, SCFP: Delaware

SCGF IV MGMT, SCGF IV, SCGF IV PF, SCGF GP: Cayman Islands

(c)	Title of Class of Securities: Class A common stock

(d)	CUSIP Number: 39304D102

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM 4.	Ownership

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

SCHEDULE 13G

CUSIP No. 39304D102	Page 10 of 14 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

SCHEDULE 13G

CUSIP No. 39304D102	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

Sequoia Capital Franchise Fund

Sequoia Capital Franchise Partners

By: SCFF Management, LLC

a Delaware Limited Liability Company

General Partner of Each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SCFF Management, LLC, a Delaware Limited Liability Company

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital U.S. Growth Fund IV, L.P.

Sequoia Capital USGF Principals Fund IV, L.P.

By: SCGF IV Management, L.P.

A Cayman Islands exempted limited partnership

General Partner of Each

By: SCGF GenPar, Ltd

A Cayman Islands limited liability company

Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF IV Management, L.P.

A Cayman Islands exempted limited partnership

By: SCGF GenPar, Ltd

A Cayman Islands limited liability company

Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCHEDULE 13G

CUSIP No. 39304D102	Page 12 of 14 Pages

SCGF GenPar, Ltd

A Cayman Islands limited liability company

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCHEDULE 13G

CUSIP No. 39304D102	Page 13 of 14 Pages

EXHIBIT 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that the Schedule 13G relating to the Class A common stock of Green Dot Corporation, and any further amendments thereto, to which this Agreement as to Joint Filing of Schedule 13G is attached as an exhibit is filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 8, 2012

Sequoia Capital Franchise Fund

Sequoia Capital Franchise Partners

By: SCFF Management, LLC

a Delaware Limited Liability Company

General Partner of Each

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

SCFF Management, LLC, a Delaware Limited Liability Company

By:	/s/ Douglas Leone
Douglas Leone, Managing Member

Sequoia Capital U.S. Growth Fund IV, L.P.

Sequoia Capital USGF Principals Fund IV, L.P.

By: SCGF IV Management, L.P.

A Cayman Islands exempted limited partnership

General Partner of Each

By: SCGF GenPar, Ltd

A Cayman Islands limited liability company

Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCGF IV Management, L.P.

A Cayman Islands exempted limited partnership

By: SCGF GenPar, Ltd

A Cayman Islands limited liability company

Its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Managing Director

SCHEDULE 13G

CUSIP No. 39304D102	Page 14 of 14 Pages

SCGF GenPar, Ltd

A Cayman Islands limited liability company

By:	/s/ Douglas Leone
Douglas Leone, Managing Director